

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 4, 2016

Rami Zigdon
Chief Executive Officer
Todos Medical Limited
1 Hamada Street
Rehovot, Israel

> **Re: Todos Medical Limited**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted January 21, 2016**
> **CIK No. 0001645260**

Dear Mr. Zigdon:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover Page

1. We note your response to our prior comment 1. Please include disclosure on your prospectus cover page to the effect that the selling shareholders will sell at a price of $x.xx (or a range) per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Please refer to Item 501 of Regulation S-K.

Prospectus Summary, page 6

2. We note your response to our prior comments 2 and 3. Please expand your disclosures in your business section to further clarify the stages of clinical development in Israel and the United States and a description of your intended trials. For example, we note you discuss training and validating studies to be conducted in Israel and in the United States, however, the disclosure does not mention the approvals (i.e. IND) required by the FDA to conduct

studies in the United States, the typical trial stages (e.g. Phase 1, 2 or 3) or any final authorization filing that would allow commercialization. In addition, please clarify that your current intended development plan may not receive FDA or Israeli approval for your intended trials or commercialization. Please make any corresponding changes to your risk factors and your prospectus summary.

Additionally, please clarify the approximate amount of additional funds necessary to conduct the studies and trials you describe. We note your response to prior comment 4 assumes you will receive $2 million. It is unclear to what extent you anticipate conducting the studies and trials in the event you raise substantially less than $2 million.

Past Clinical Studies, page 48

3.   We note your response to our prior comment 6. Please revise this disclosure to ensure lay readers will understand the meaning, significance and findings of the past clinical trials. For example, the primary endpoint of the first trial described on page 48, "TM-AL Method: Positive and negative definite diagnosis (scored 0/1 dichotomously) of acute leukemia by gold standard (clinical decision based on flow-cytometry, histology and pathology) in comparison to TM-AL analysis method and characterization of spectra features of acute leukemia" utilizes highly scientific terms.

You may contact Mary Mast at (202) 551-3613 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336, James Lopez at (202) 551-3536 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ James Lopez (for)

Suzanne Hayes
Assistant Director
Office of Healthcare & Insurance

cc: Gregg E. Jaclin, Esq., Szaferman, Lakind, Blumstein & Blader, PC